Exhibit 99.1

Neptune Wellness Granted U.S. Patent for its Unique Organic Solvent Cannabis Extraction Process

LAVAL, QC, Oct. 20, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced that the United States Patent and Trademark Office ("USPTO") has granted Neptune U.S. Patent No. 11,110,372, covering a method of extracting and isolating compounds from the plants of the Cannabis genus at low temperature using cold organic solvents. Leveraging this patent, the Company plans to pursue licensing opportunities for its unique extraction process with manufacturers.

Michael Cammarata, President and Chief Executive Officer of Neptune Wellness, said, "Building out a comprehensive IP portfolio is an important strategy to unlock durable growth drivers for Neptune. Our differentiated extraction process was developed through years of science-backed research and represents the continued progress of our IP strategy."

About Neptune Wellness Solutions Inc.

Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer – Safe Harbor Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness Solutions to be materially different from any future results, performance or achievements expressed or implied by the said forward-looking statements.

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SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2021/20/c4401.html

%CIK: 0001401395

For further information: Valter Pinto, Managing Director, KCSA Strategic Communications, neptune@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 20-OCT-21